UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 07, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 May 2024 entitled ‘Change in reporting to reflect reshaped Group’.

Change in reporting to reflect reshaped Group

Following the announced sale of Vodafone Spain and Vodafone Italy, both businesses will now be reported as discontinued operations.1 The change in reporting will be reflected in our FY24 Group financial results (year ended 31 March 2024).

Therefore, to aid comparability with prior periods and reflect the new reporting structure of the Group (excluding Vodafone Spain and Vodafone Italy)2, pro forma financial information for both FY23 and H1 FY24 is provided below.

A more detailed breakdown is available on our Investor Relations website: investors.vodafone.com.

Group financial results*	Continuing operations pro forma				Change vs. previously reported results
	H1 FY23	H2 FY23	FY23	H1 FY24	H1 FY23	H2 FY23	FY23	H1 FY24
	€m	€m	€m	€m	€m	€m	€m	€m
Service revenue	15,366	14,952	30,318	14,861	(3,841)	(3,810)	(7,651)	(3,757)
Total revenue	18,949	18,723	37,672	17,983	(3,981)	(4,053)	(8,034)	(3,954)
Adjusted EBITDAaL	6,136	6,288	12,424	5,427	(1,108)	(1,133)	(2,241)	(951)
Adjusted EBITDAaL margin	32.4%	33.6%	33.0%	30.2%	0.8%	1.0%	0.9%	1.1%
Capital additions	3,016	4,051	7,067	2,877	(525)	(786)	(1,311)	(488)
Adjusted free cash flow	(536)	4,675	4,139	(1,380)	(23)	(680)	(703)	94
* Adjusted EBITDAaL, Adjusted EBITDAaL margin and Adjusted free cash flow are non-GAAP measures. See page 40 of Vodafone's H1 FY24 results announcement for more information.

Group organicgrowth rates*	1 April 2022 - 31 March 2023							1 April 2023 - 31 March 2024
	Q1	Q2	H1	Q3	Q4	H2	FY23	Q1	Q2	H1	Q3
	%	%	%	%	%	%	%	%	%	%	%
Service revenue	4.0	4.5	4.2	3.9	3.4	3.6	3.9	5.4	6.6	6.0	6.3
Total revenue	4.9	6.9	5.9	4.9	4.3	4.6	5.3	5.3	4.0	4.6	5.9
Adjusted EBITDAaL			(0.4)			1.7	0.6			3.3
* Organic service revenue, total revenue and Adjusted EBITDAaL growth are non-GAAP measures. See page 40 of Vodafone's H1 FY24 results announcement for more information.

Group organicgrowth rates(excl. Turkey)*	1 April 2022 - 31 March 2023							1 April 2023 - 31 March 2024
	Q1	Q2	H1	Q3	Q4	H2	FY23	Q1	Q2	H1	Q3
	%	%	%	%	%	%	%	%	%	%	%
Service revenue	3.0	3.2	3.1	2.3	1.6	1.9	2.5	3.0	4.2	3.6	3.6
Total revenue	3.7	5.4	4.5	2.9	2.2	2.6	3.5	2.3	1.1	1.7	2.9
Adjusted EBITDAaL			(1.7)			0.4	(0.7)			0.6
* Organic service revenue, total revenue and Adjusted EBITDAaL growth are non-GAAP measures. See page 40 of Vodafone's H1 FY24 results announcement for more information.
Notes

1.   Vodafone Spain and Vodafone Italy will be recognised as discontinued operations until such a time as the transactions complete. The financial results of Vodafone Spain and Vodafone Italy will continue to be reflected in Vodafone Group's consolidated financial statements. However, the financial results from these businesses will be reported as discontinued operations and will therefore be reported separately from our continuing operations.

2.   Reporting segments will now comprise Germany, UK, Other Europe, Turkey (previously known as 'Other Markets') and Africa (previously known as 'Vodacom').

3.   The pro forma view of our FY23 and H1 FY24 financial results has been prepared for illustrative purposes only. The pro forma view of our FY23 and H1 FY24 financial results is based on factually supportable pro forma adjustments, which we consider reasonable. Future results of operations may differ materially from those presented.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is the largest pan-European and African telecoms company. We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve more than 76 million customers across eight countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 07, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary